June 21, 2005




Cameco Corporation
Kim Goheen
Senior Vice-President, and
Chief Financial Officer
2121 - 11th Street West
Saskatoon, Saskatchewan, S7M 1J3
Canada

      RE:        Cameco Corporation
                          Form 40-F for the Year Ended December
31,
2004
 		  File number 001-14228
		  Supplemental Response dated May 27, 2005

Dear Mr. Goheen:

      We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Year Ended December 31, 2004

2004 Consolidated Financial Statements

Revenue Recognition, Page 40

1. We note your response to our prior comment 6 and 7. We will need additional clarifications on certain matters prior to completing our review. Please advise us on the following:

*
Tell us whether there is provisional pricing in yellowcake sales. Explain to us what the "firm" price is based upon, and whether it is based upon the quantity of yellowcake processed or whether it considers the quality and quantity of converted uranium produced.

* Tell us whether there is an active market for uranium in yellowcake form.

* Confirm that you sell uranium in yellowcake form on a standalone basis without providing conversion services.

* Confirm that you perform conversion services on yellowcake of which you are not the supplier.

* Arrangements for which you are both the supplier and the converter, tell us what happens if you sell yellowcake and deliver it to your conversion facilities but conversion is never completed.

* Explain the terms of the sale/transfer of converted uranium to the enricher or fuel fabricator.

* We note once the enricher analyzes the content of the converted uranium it receives from you, it is transferred from your account to the customer`s account (book transfer). Please explain how the book transfer occurs again from company`s account to customer`s account when you have stated that such transfer occurred at the beginning of the conversion process.

* Tell us who bears the risk if uranium sold and transferred to the converter does not meet the minimum operating specifications, or if the converted uranium transferred to the enricher does not meet the
UF6 ASTM standard.

* We note you refer to a fixed schedule for delivery in the contracts.
Tell us if you are referring to the date of book transfer to the customer`s account prior to conversion or prior to enrichment, or the date of physical delivery of uranium in its final form for which you are responsible to the enricher, fuel fabricator or the customer.

* Tell us how the customer is bearing the risk during the conversion process as to inventory risk of loss or diminution, price risk, quantity and quality risk, etc.

* Explain to us how product purchased by a customer is not used to fill other orders if it is not physically separated.

* Tell us how long the process takes from yellowcake sale to when it is book transferred to a customer`s account by the converter, how long conversion takes, and how long until the enricher determines that the converted uranium meets the ASTM standard.

* We note you have three types of uranium sale arrangements: 1) uranium supply, 2) toll conversion services and 3) conversion supply
(a combination of uranium supply and toll conversion services). Please provide a separate SAB 104 analysis for each arrangement, and clarify when revenue is recognized for each type of arrangement.

* When you have contracted to provide bundled supply and conversion services, tell us if this is written as one or more contracts.

* Provide us with a sample copy of a contract for each type of revenue transaction described in your revenue recognition policy.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill Davis
								Branch Chief
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Mr. Goheen
Cameco Corporation
June 21, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
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